

December 21, 2010

Charles T. Chrietzberg, Jr.
Chief Executive Officer and President
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, California 93940

Re: Northern California Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 0-27666

Dear Mr. Chrietzberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   We note your response to our prior comment 1. Provide the required Part III disclosure within ten business days of the date of this letter, or advise.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Non-performing and Non-accrual Loans, page 30

2.   We note your response to comment 4 from our letter dated November 9, 2010. Please confirm to us that you plan to revise future filings to discuss the precise nature of the non-accrual loans and the reasons for any significant fluctuations, as we did not note the requested disclosure in your recent Form 10-Q.

3.   We note your response to comment 6 from our letter dated November 9, 2010. We also note the four properties placed in OREO during 2009 and 2010 that had no write-downs either prior to their transfer to OREO or subsequent to their transfer through September 30, 2010. Please tell us following information:

- The date of the properties most recent appraisal and the appraised amount;
- How and why you believe the accounting for these four properties is in accordance with your respective accounting policy for OREO and how you have determined that despite no apparent current appraisals, you can conclude that the fair value for each property exceeds carrying value;
- Whether the appraisals were performed internally or by a third-party appraiser; and
- Whether there were any significant adjustments to the appraised amounts and if so, please quantify them, explain how they were determined, discuss any methodology or other judgments employed in their determination and why you believe they are consistent with GAAP and current regulatory guidance in this regard.

Other Regulatory Matters, page 36

4.   Please revise to specifically identify and describe in some detail the two consent orders dated September 1 and September 29 and the written agreement dated Oct 29, 2010. Describe each of the material steps required to be taken and the extent to which these have been accomplished.

5.   Beginning with your next Form 10-K and your subsequent quarterly reports, please provide updates with regard to the steps you have taken to date to address the concerns of your regulators as expressed in the three regulatory orders.

6.   Please revise to add a description of the charges alleged by the FDIC against Monterey County Bank regarding any unsafe or unsound banking practices, deceptive practices and any violations of law. Regarding the Tighorn Financial matter, make clear how the company was involved with Tighorn Financial, what was being offered to purchasers and how the FDIC understood this arrangement.

7.   Please file each of the regulatory orders as exhibits and provide in your discussion cross-references to the orders as filed under cover of Form 8-K.

8.   Please revise your MD&A section, under appropriate heading, to describe with quantification the material impact on your operations resulting from the above matters.

Item 1. Legal Proceedings, page 42

9.   We note your response to comment 8 from our letter dated November 9, 2010. In your response you state that on August 16, 2010 and "prior to filing the June 30, 2010 Form 10-Q, management met with representatives of Bank of the Orient to discuss settlement of the litigation." Please provide us with the exact dates you began settlement discussions with the Bank of Orient, what was discussed and how management considered this information as you prepared your financial statements for the period ended June 30, 2010 and prior periods, if applicable. For example, please tell us when you began to receive indications that it would be probable that a liability would be incurred related to this lawsuit and provide persuasive evidence as to why you did not have an accrual for this lawsuit at June 30, 2010 or in prior periods. Additionally, given that the lawsuit involved claims related to specific loan participations and sought rescission of the participation agreements and attorneys' fees and costs, please tell us why, at a minimum, you did not disclose an estimate of the possible loss or range of loss. We refer you to ASC Topic 450-20 and may have further comment upon receipt and review of your response.

10.   As a related matter, we note the lawsuit filed on April 29, 2009 that pertains to two loan participations purchased by another bank. Your disclosure states that this lawsuit also seeks rescission of various participation agreements. Please refer to ASC Topic 450-20 and update your disclosures pertaining to this lawsuit, as applicable.

11.   We note you accrued $158 thousand in litigation settlement charges during the three month period ending September 30, 2010. Please tell us and revise future filings to clarify if this settlement relates to the lawsuit filed by Travis Construction Company. If not, please clarify to which lawsuit this pertains. Furthermore, we did not note the date the lawsuit by Travis Construction Company was filed. Please clarify this date to us and revise future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
   ·   the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,

David Lyon
Senior Counsel